Exhibit (h)(xv)

AMENDED AND RESTATED

EXPENSE LIMITATION/REIMBURSEMENT AGREEMENT

This Agreement is entered into as of the 23rd day of November, 2010, as amended and restated August 29, 2011, by and between Cutwater Investor Services Corp. (the “Adviser”) and FundVantage Trust (the “Trust”), on behalf of Cutwater Investment Grade Bond Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to reduce its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), interest, extraordinary items, and brokerage commissions, do not exceed the levels described below; and

WHEREAS, the Adviser wishes to extend the term of the expense limitation/reimbursement agreement dated November 23, 2010 to August 31, 2012;

NOW, THEREFORE, the parties agree as follows:

Fee Reduction/Reimbursement.  The Adviser agrees that from the commencement of operations through August 31, 2012, the Adviser will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that total operating expenses, excluding taxes, any class-specific expenses (such as Rule 12b-1 distribution fees, shareholder service fees, or transfer agency fees), interest, extraordinary items, and brokerage commissions, do not exceed, for all classes of shares of the Fund, 0.85% (on an annual basis) of the Fund’s average daily net assets.

Fee Recovery.  The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Fund.

Term.  This Agreement shall terminate (i) on August 31, 2012; (ii) upon the termination of the Adviser as investment adviser to the Fund; or (iii) at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Executed as of the date first set forth above.

CUTWATER INVESTOR SERVICES CORP.

By:	/s/ Jeffrey S. MacDonald
Name:	Jeffrey S. MacDonald
Title:	Director

FUNDVANTAGE TRUST, on behalf of the Fund

By:	/s/Joel Weiss
Name:	Joel Weiss
Title:	President